FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, December 3, 2004

RESULTS TO DATE OF TENDER OFFER
FOR DEBT SECURITIES

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited today announced that $112.0 million aggregate principal amount of Notes have been tendered pursuant to its tender offer (the “Offer”) for certain of the outstanding debt securities (the “Notes”) of Fairfax and its wholly-owned subsidiary, TIG Holdings, Inc. After giving effect to the retirement of the remaining $27.5 million of 2005 Notes at maturity, Fairfax will have retired a total of $409.7 million (or 75%) of its 2005, 2006 and 2008 debt maturities since January 1, 2004.

As of 5:00 p.m., New York City time, on December 2, 2004, which was the early tender date, investors had tendered $11.1 million aggregate principal amount of the 8-1/8% TIG Notes due 2005, $60.9 million aggregate principal amount of the 7-3/8% Fairfax Notes due 2006, $35.6 million aggregate principal amount of the Fairfax 6-7/8% Notes due 2008 and $4.5 million aggregate principal amount of the 8.597% TIG Capital Securities due 2027. All tendered Notes will be accepted based on the results to date, subject to the terms and conditions of the Offer.

Based on the results to date, approximately $27.5 million of the 2005 Notes, $69.4 million of the 2006 Notes and $63.7 million of the 2008 Notes will remain outstanding after completion of the Offer. The remaining 2005 Notes will be paid at maturity on April 15, 2005. The remaining 2006 Notes represent approximately 25% of the amount originally issued and the remaining 2008 Notes represent approximately 36% of the amount originally issued.

The Offer will expire at 12:00 midnight, New York City time, on December 20, 2004, unless extended or earlier terminated by Fairfax. Notes tendered pursuant to the Offer may no longer be withdrawn.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase dated November 18, 2004. Holders are urged to read the tender offer documents carefully.

Banc of America Securities is the exclusive dealer manager for the Offer. Questions regarding the Offer may be directed to Banc of America Securities LLC, High Yield Special Products, at 888-292-0070 (U.S. toll-free) and 704-388-4813 (collect). Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, D.F. King & Co., Inc., at 800-859-8509 (U.S. toll-free) and 212-269-5550 (collect).

This press release is neither an offer to purchase, nor a solicitation for acceptance of the Offer. Fairfax is making the Offer only by, and pursuant to the terms of, the Offer to Purchase.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

--30--

For further information contact:     Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946